SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Bob Evans Farms, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

096761101
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 22 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096761101	SCHEDULE 13D/A	Page 2 of 22 Pages

1	NAME OF REPORTING PERSONS Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,046,345 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,046,345 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,046,345 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 3 of 22 Pages

1	NAME OF REPORTING PERSONS Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,046,345 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,046,345 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,046,345 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 4 of 22 Pages

1	NAME OF REPORTING PERSONS Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,046,345 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,046,345 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,046,345 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 5 of 22 Pages

1	NAME OF REPORTING PERSONS Castlerigg Offshore Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,046,345 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,046,345 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,046,345 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 6 of 22 Pages

1	NAME OF REPORTING PERSONS Castlerigg Active Investment Fund, Ltd. (f/k/a Castlerigg Global Equity Special Event Fund, Ltd.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 359,060 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 359,060 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 359,060 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 7 of 22 Pages

1	NAME OF REPORTING PERSONS Castlerigg Active Investment Intermediate Fund, L.P. (f/k/a Castlerigg Global Equity Special Event Intermediate Fund, L.P.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 359,060 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 359,060 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 359,060 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 096761101	SCHEDULE 13D/A	Page 8 of 22 Pages

1	NAME OF REPORTING PERSONS Castlerigg Active Investment Master Fund, Ltd. (f/k/a Castlerigg Global Equity Special Event Master Fund Ltd.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 359,060 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 359,060 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 359,060 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 9 of 22 Pages

1	NAME OF REPORTING PERSONS Merrill Lynch Investment Solutions SICAV (on behalf of Merrill Lynch Investment Solutions – Castlerigg Equity Event and Arbitrage UCITS Fund)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,114 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,114 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 55,114 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 10 of 22 Pages

1	NAME OF REPORTING PERSONS Sandell Investment Services, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,114 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,114 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 55,114 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 096761101	SCHEDULE 13D/A	Page 11 of 22 Pages

1	NAME OF REPORTING PERSONS Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,405,405 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,405,405 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,405,405 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.7%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 096761101	SCHEDULE 13D/A	Page 12 of 22 Pages

1	NAME OF REPORTING PERSONS Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,460,519 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,460,519 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,460,519 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 096761101	SCHEDULE 13D/A	Page 13 of 22 Pages

This Amendment No. 13 (“Amendment No. 13”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2013 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on November 12, 2013 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on December 6, 2013 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on December 10, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on January 14, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on January 31, 2014 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D, filed with the SEC on March 7, 2014 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D, filed with the SEC on March 18, 2014 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D, filed with the SEC on April 24, 2014 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D, filed with the SEC on July 3, 2014 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D, filed with the SEC on September 24, 2014 (“Amendment No. 10” ), and Amendment No. 11 to the Original Schedule 13D, filed with the SEC on July 1, 2015, and Amendment No. 12 to the Original Schedule 13D, filed with the SEC on December 4, 2015 (“Amendment No. 12 and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and this Amendment No. 13, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Bob Evans Farms, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 13 have the meanings set forth in the Schedule 13D. This Amendment No. 13 amends Items 2, 3, 5 and 6 as set forth below.  This Amendment No. 13 is being filed as a result of the expiration of call options on the Common Stock previously held by the Reporting Persons.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule are hereby amended and restated in their entirety as follows:

(a) This statement is filed by (i) Castlerigg Master Investments, Ltd., a British Virgin Islands company (“Castlerigg Master Investment”); (ii) Castlerigg International Limited, a British Virgin Islands company (“Castlerigg International”); (iii) Castlerigg International Holdings Limited, a British Virgin Islands company (“Castlerigg Holdings”); (iv) Castlerigg Offshore Holdings, Ltd., a Cayman Islands exempted company (“Castlerigg Offshore Holdings”); (v) Castlerigg Active Investment Fund, Ltd., a British Virgin Islands company (f/k/a Castlerigg Global Equity Special Event Fund, Ltd.) (“CAI Fund”); (vi) Castlerigg Active Investment Intermediate Fund, L.P., a British Virgin Islands limited partnership (f/k/a Castlerigg Global Equity Special Event Intermediate Fund, Ltd.) (“CAI Intermediate”); (vii) Castlerigg Active Investment Master Fund, Ltd., a British Virgin Islands company (f/k/a Castlerigg Global Equity Special Event Master Fund, Ltd.) (“CAI Master”); (viii) Merrill Lynch Investment Solutions SICAV, a société d’investissement à capital variable organized under the laws of the Grand-Duchy of Luxembourg (“MLIS”); (ix) Sandell Investment Services, L.L.C., a Delaware limited liability company (“SIS”); (x) Sandell Asset Management Corp., a Cayman Islands exempted company (“SAMC”); and (xi) Thomas E. Sandell, a citizen of Sweden, who serves as Chief Executive Officer of SAMC (“Mr. Sandell” and together with Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, CAI Fund, CAI Intermediate, CAI Master, MLIS, SIS and SAMC, the “Reporting Persons”).

CUSIP No. 096761101	SCHEDULE 13D/A	Page 14 of 22 Pages

(b) The principal business address of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, CAI Fund, CAI Intermediate and CAI Master is c/o Maples Corporate Services (BVI) Limited, P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. The principal business address of Castlerigg Offshore Holdings is c/o Maples Fund Services (Cayman) Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The principal business address of MLIS is c/o State Street Bank Luxembourg S.A., 49 avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg. The principal business address of SIS, SAMC and Mr. Sandell is 540 Madison Ave., 36th Floor, New York, New York 10022.

(c) The principal business of SIS and SAMC is to provide investment management and advisory services to private individuals, institutions and funds. The principal business of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, CAI Fund, CAI Intermediate, CAI Master and MLIS is to invest in securities. The principal business of Mr. Sandell is to serve as Chief Executive Officer of SAMC and as Managing Member of SIS.

(f) Each of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, CAI Fund, CAI Intermediate and CAI Master is a company formed under the laws of the British Virgin Islands. Each of Castlerigg Offshore Holdings and SAMC is a Cayman Islands exempted company. MLIS is an open-ended investment company, organized as a société d’investissement à capital variable under the laws of the Grand-Duchy of Luxembourg. Mr. Sandell is a citizen of Sweden.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $70,421,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D.

Funds for the purchase of the Common Stock reported herein as beneficially held by the Reporting Persons were derived from (i) available working capital of Castlerigg Master Investment, for the shares of Common Stock held directly by it, (ii) available working capital of CAI Master, for the shares of Common Stock held directly by it, (iii) available working capital of MLIS, for the shares of Common Stock held directly by it, and (iv) margin borrowings described in the following sentence, for the shares of Common Stock held directly by Castlerigg Master Investment, CAI Master and MLIS. Such Common Stock is or may be held from time to time by the Reporting Persons in margin accounts established by certain of the Reporting Persons with their respective brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

CUSIP No. 096761101	SCHEDULE 13D/A	Page 15 of 22 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,460,519 shares of Common Stock, constituting approximately 7.0% of the Issuer’s currently outstanding Common Stock. The percentage of shares of Common Stock reported herein are based upon the 20,869,296 shares of Common Stock outstanding as of November 27, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on December 2, 2015.

(i)	Castlerigg Master Investment:
	(a)	As of the date hereof, Castlerigg may be deemed the beneficial owner of 1,046,345 shares of Common Stock.
Percentage: Approximately 5.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,046,345 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,046,345 shares of Common Stock

(ii)	Castlerigg International:
	(a)	As of the date hereof, Castlerigg International may be deemed the beneficial owner of 1,046,345 shares of Common Stock.
Percentage: Approximately 5.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,046,345 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,046,345 shares of Common Stock

(iii)	Castlerigg Holdings:
	(a)	As of the date hereof, Castlerigg Holdings may be deemed the beneficial owner of 1,046,345 shares of Common Stock.
Percentage: Approximately 5.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,046,345 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,046,345 shares of Common Stock

CUSIP No. 096761101	SCHEDULE 13D/A	Page 16 of 22 Pages

(iv)	Castlerigg Offshore Holdings:
	(a)	As of the date hereof, Castlerigg Offshore Holdings may be deemed the beneficial owner of 1,046,345 shares of Common Stock.
Percentage: Approximately 5.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,046,345 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,046,345 shares of Common Stock

(v)	CAI Fund:
	(a)	As of the date hereof, CAI Fund may be deemed the beneficial owner of 359,060 shares of Common Stock.
Percentage: Approximately 1.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 359,060 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 359,060 shares of Common Stock

(vi)	CAI Intermediate:
	(a)	As of the date hereof, CAI Intermediate may be deemed the beneficial owner of 359,060 shares of Common Stock.
Percentage: Approximately 1.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 359,060 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 359,060 shares of Common Stock

(vii)	CAI Master:
	(a)	As of the date hereof, CAI Master may be deemed the beneficial owner of 359,060 shares of Common Stock.
Percentage: Approximately 1.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 359,060 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 359,060 shares of Common Stock

(viii)	MLIS:
	(a)	As of the date hereof, MLIS may be deemed the beneficial owner of 55,114 shares of Common Stock.
Percentage: Approximately 0.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 55,114 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 55,114 shares of Common Stock

CUSIP No. 096761101	SCHEDULE 13D/A	Page 17 of 22 Pages

(ix)	SIS:
	(a)	As of the date hereof, SIS may be deemed the beneficial owner of 55,114 shares of Common Stock.
Percentage: Approximately 0.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 55,114 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 55,114 shares of Common Stock

(x)	SAMC:
	(a)	As of the date hereof, SAMC may be deemed the beneficial owner of 1,405,405 shares of Common Stock.
Percentage: Approximately 6.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,405,405 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,405,405 shares of Common Stock

(xi)	Mr. Sandell:
	(a)	As of the date hereof, Mr. Sandell may be deemed the beneficial owner of 1,460,519 shares of Common Stock.
Percentage: Approximately 7.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,460,519 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,460,519 shares of Common Stock

The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 1,460,519 shares of Common Stock, constituting approximately 7.0% of the shares of Common Stock outstanding.

(b) By virtue of investment management agreements with Castlerigg Master Investment and CAI Master, SAMC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,405,405 shares of Common Stock beneficially owned by Castlerigg Master Investment and CAI Master. By virtue of an investment management agreement with MLIS, SIS has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 55,114 shares of Common Stock beneficially owned by MLIS. By virtue of his direct and indirect control of SAMC and SIS, Mr. Sandell is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which SAMC and SIS have voting power or dispositive power.

CUSIP No. 096761101	SCHEDULE 13D/A	Page 18 of 22 Pages

(c) Information concerning all transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No. 12. Unless otherwise indicated, all of such transactions were effected in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 16 to Amendment No. 11 and is incorporated by reference herein.

Other than the joint filing agreement, the options and items otherwise described in the Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

CUSIP No. 096761101	SCHEDULE 13D/A	Page 19 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 22, 2015

CASTLERIGG MASTER INVESTMENTS LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG OFFSHORE HOLDINGS, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell

CUSIP No. 096761101	SCHEDULE 13D/A	Page 20 of 22 Pages

Title:	Chief Executive Officer

CASTLERIGG ACTIVE INVESTMENT FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG ACTIVE INVESTMENT INTERMEDIATE FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG ACTIVE INVESTMENT MASTER FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

MERRILL LYNCH INVESTMENT SOLUTIONS SICAV, an umbrella fund with segregated liability between sub-funds, acting for and on behalf of Merrill Lynch Investment Solutions – Castlerigg Equity Event and Arbitrage UCITS Fund

By:	Sandell Investment Services, L.L.C., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CUSIP No. 096761101	SCHEDULE 13D/A	Page 21 of 22 Pages

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

SANDELL INVESTMENT SERVICES, L.L.C.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Managing Member

/s/ Thomas E. Sandell
Thomas E. Sandell

CUSIP No. 096761101	SCHEDULE 13D/A	Page 22 of 22 Pages

SCHEDULE B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK

BY THE REPORTING PERSONS

This Schedule sets forth information with respect to each transaction in shares of Common Stock that were effectuated by the Reporting Persons since the filing of Amendment No. 12. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions.

CAI Master

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/04/2015	(21,020)	39.83
12/07/2015	(25,690)	39.50

Castlerigg Master Investment

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/04/2015	(61,249)	39.83
12/07/2015	(74,871)	39.50

MLIS

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/04/2015	(3,230)	39.83
12/07/2015	(3,940)	39.50